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                             November 6, 2023

       Lau Chi Fung
       Chief Executive Officer
       CTRL Group Limited
       Unit F, 12/F, Kaiser Estate Phase 1,
       41 Man Yue Street, Hunghom,
       Kowloon, Hong Kong

                                                        Re: CTRL Group Limited
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted October
24, 2023
                                                            CIK No. 0001969928

       Dear Lau Chi Fung:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 filed October 24, 2023

       Related Party Transactions, page 84

   1. Please revise to provide all the information required by Item 7.B. of Form 20-F since the beginning of the March
31, 2023 fiscal year, or any currently proposed transactions, and ensure you describe
each related party transaction individually. In this regard, we note your disclosure on page
56 about investing and financing activities, and contractual obligations for the
years ended March 31, 2023 and, presumably, 2022, though your header does not
clarify.
 Lau Chi Fung
CTRL Group Limited
November 6, 2023
Page 2

       Please contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,
FirstName LastNameLau Chi Fung
                                                        Division of Corporation
Finance
Comapany NameCTRL Group Limited
                                                        Office of Trade &
Services
November 6, 2023 Page 2
cc:       Eric Mendelson, Esq.
FirstName LastName